SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C.  20549
__________________________
SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE § 240.13d-2 (a)

(Amendment No. 16)1

eMagin Corporation
(Name of Issuer) Common Stock, $0.001 par value per share
(Title of Class of Securities) 29076N 20 6
(CUSIP Number)

Frank S. Vellucci, Esq. Chadbourne & Parke LLP 1301 Avenue of the Americas New York, New York 10019-6022 (212) 408-5100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 24, 2016
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [   ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise be subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29076N 20 6	13D
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Stillwater Holdings LLC (f/k/a Stillwater LLC)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,660,834[1]

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
6,660,834[1]

	10	SHARED DISPOSITIVE POWER
8,170,658[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,831,492

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
39.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

[1]	Consists of Issuer's Common Stock and shares of the Issuer's Common Stock issuable upon conversion of Series B Convertible Preferred Stock issued on December 22, 2008.
[2]	Consists of Issuer's Common Stock and shares of the Issuer's Common Stock issuable upon conversion of Series B Convertible Preferred Stock issued on December 22, 2008 held by (i) a corporation in which the sole member of Stillwater Holdings LLC is the investment manager, (ii) a company in which the sole member of Stillwater Holdings LLC is the sole manager and president, and (iii) a trust in which the sole member of Stillwater Holdings LLC has investment control over such securities. This amount does not include 1,152,668 shares underlying the warrant acquired on August 24, 2016 (as described in more detail in Item 5 of this filing), which will be deemed beneficially owned on December 27, 2016. This report shall not be deemed an admission that Stillwater Holdings LLC is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act and Stillwater Holdings LLC disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

CUSIP No. 29076N 20 6	13D
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ginola Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Jersey (Channel Islands)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,124,186[3]

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
3,124,186[3]

	10	SHARED DISPOSITIVE POWER
1,856,508[4]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,980,694

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

[3]
Consists of Issuer's Common Stock and shares of the Issuer's Common Stock issuable upon conversion of Series B Convertible Preferred Stock issued on December 22, 2008 and upon exercise of a Common Stock Purchase Warrant issued on December 17, 2015.

[4]
Consists of Issuer's Common Stock and shares of the Issuer's Common Stock issuable upon conversion of Series B Convertible Preferred Stock issued on December 22, 2008 held by trusts and holding companies with common directors and/or controlling shareholders as Ginola Limited.  This report shall not be deemed an admission that Ginola Limited is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act and Ginola Limited disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

CUSIP No. 29076N 20 6	13D

This Amendment No. 16 to Schedule 13D ("Amendment No. 16") is being filed by Stillwater Holdings LLC, a Delaware limited liability company formerly known as Stillwater LLC ("Stillwater"), and Ginola Limited, a Jersey (Channel Islands) company ("Ginola" and, together with Stillwater, the "Reporting Persons"), to amend the Schedule 13D (the "Schedule 13D") originally filed by the Reporting Persons on May 5, 2003, and as amended by Amendment No. 1 to the Schedule 13D filed March 8, 2004, Amendment No. 2 to the Schedule 13D filed April 19, 2004, Amendment No. 3 to the Schedule 13D filed April 30, 2004, Amendment No. 4 to the Schedule 13D filed November 5, 2004, Amendment No. 5 to the Schedule 13D filed March 1, 2005, Amendment No. 6 to the Schedule 13D filed October 28, 2005, Amendment No. 7 to the Schedule 13D filed July 26, 2006, Amendment No. 8 to the Schedule 13D filed April 18, 2007, Amendment No. 9 to the Schedule 13D filed August 2, 2007, Amendment No. 10 to the Schedule 13D filed April 14, 2008, Amendment No. 11 to the Schedule 13D filed December 30, 2008, Amendment No. 12 to the Schedule 13D filed April 26, 2010, Amendment No. 13 to the Schedule 13D filed July 20, 2011, Amendment No. 14 to the Schedule 13D filed June 5, 2012 and Amendment No. 15 to the Schedule 13D filed June 23, 2014 with respect to beneficial ownership of common stock, $0.001 par value per share (the "Common Stock"), of eMagin Corporation ("eMagin" or "Issuer"), a corporation organized under the laws of the State of Delaware.  The address of the principal executive offices of eMagin is 3006 Northup Way, Suite 103, Bellevue, Washington  98004.
In accordance with Rule 13d-2 of the Act, this Amendment No. 16 amends and supplements only information that has materially changed since the June 23, 2014 filing of Amendment No. 15 to Schedule 13D.
Item 5.  Interest in Securities of the Issuer.
		Common Stock Beneficially Owned	Percent of Class

(a)	Stillwater [1]	14,831,492	39.1%
	Ginola [3,4]	4,980,694	15.8%

(b)	Stillwater

	Sole Voting Power	6,660,834	18.0%
	Shared Voting Power	- 0 -	0%
	Sole Dispositive Power	6,660,834	18.0%
	Shared Dispositive Power [2]	8,170,658	25.1%

	Ginola

	Sole Voting Power	3,124,186	9.5%
	Shared Voting Power	- 0 -	0%
	Sole Dispositive Power	3,124,186	9.5%
	Shared Dispositive Power [4]	1,856,508	5.7%
________________________________
1	Consists of Issuer's Common Stock and shares of the Issuer's Common Stock issuable upon conversion of Series B Convertible Preferred Stock issued on December 22, 2008.
2	Consists of Issuer's Common Stock and shares of the Issuer's Common Stock issuable upon conversion of Series B Convertible Preferred Stock issued on December 22, 2008 held by (i) a corporation in which the sole member of Stillwater is the investment manager, (ii) a company in which the sole member of Stillwater is the sole manager and president, and (iii) a trust in which the sole member of Stillwater has investment control over such securities. This amount does not include 1,152,668 shares underlying the warrant acquired on August 24, 2016, which will be deemed beneficially owned on December 27, 2016. This report shall not be deemed an admission that Stillwater is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act and Stillwater disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.
3	Consists of Issuer's Common Stock and shares of the Issuer's Common Stock issuable upon conversion of Series B Convertible Preferred Stock issued on December 22, 2008 and upon exercise of a Common Stock Purchase Warrant issued on December 17, 2015.
4	Consists of Issuer's Common Stock and shares of the Issuer's Common Stock issuable upon conversion of Series B Convertible Preferred Stock issued on December 22, 2008 held by trusts and holding companies with common directors and/or controlling shareholders as Ginola. This report shall not be deemed an admission that Ginola is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act and Ginola disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

CUSIP No. 29076N 20 6	13D

              (c)        Since the June 23, 2014 filing of Amendment No. 15 to Schedule 13D, the following transactions were effected:

          (i)     On August 21, 2014, a wholly owned subsidiary of Ginola liquidated and transferred 372,972 shares of the Issuer's Common Stock to Ginola.

          (ii)     On December 17, 2015, a company in which the sole member of Stillwater is the sole manager and president purchased 1,333,333 shares of Issuer's Common Stock at $1.50 per share and received a Common Stock Purchase Warrant to purchase 866,667 shares of Issuer's Common Stock with an exercise price of $2.05 per share, which became exercisable on June 23, 2016 and expires on June 23, 2021, for $2,000,000 pursuant to the Securities Purchase Agreement between such company and the Issuer dated December 17, 2015, as such transaction is described further in the Issuer's Form 8-K filed on December 18, 2015.
          (iii)     On December 17, 2015, Ginola purchased 266,667 shares of Issuer's Common Stock at $1.50 per share and received a Common Stock Purchase Warrant to purchase 173,333 shares of Issuer's Common Stock with an exercise price of $2.05 per share, which became exercisable on June 23, 2016 and expires on June 23, 2021, for $400,000 pursuant to the Securities Purchase Agreement between such company and the Issuer dated December 17, 2015, as such transaction is described further in the Issuer's Form 8-K filed on December 18, 2015.

           (iv)     On August 24, 2016, a company in which the sole member of Stillwater is the sole manager and president elected to do a cash exercise of its Common Stock Purchase Warrant to purchase 866,667 shares of Issuer's Common Stock at an exercise price of $2.05 per share and acquired a Common Stock Purchase Warrant to purchase 1,152,668 shares of Issuer's Common Stock with an exercise price of $2.60 per share, which becomes exercisable on February 24, 2017 and expires on February 24, 2022, pursuant to the letter agreement between such company and the Issuer dated August 18, 2016, as such transaction is described further in the Issuer's Form 8-K filed on August 24, 2016.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
As described above in Item 5, on August 24, 2016, a company in which the sole member of Stillwater is the sole manager and president acquired a Common Stock Purchase Warrant to purchase 1,152,668 shares of Issuer's Common Stock with an exercise price of $2.60 per share, which becomes exercisable on February 24, 2017 and expires on February 24, 2022, pursuant to the letter agreement between such company and the Issuer dated August 18, 2016, as such transaction is described further in the Issuer's Form 8-K filed on August 24, 2016.
Item 7.  To Be Filed as Exhibits.
Exhibit No.	Description
1	Agreement of Reporting Persons to file joint statement on Schedule 13D

CUSIP No. 29076N 20 6	13D

Signatures
After reasonable inquiry and to the best knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Date: August 26, 2016

STILLWATER HOLDINGS LLC

	By:	/s/ Mortimer D. A. Sackler
	Name:	Mortimer D.A. Sackler
	Title:	President

GINOLA LIMITED

	By:	/s/ Jonathan White
	Name:	Jonathan White
	Title:	Director

EXHIBIT 1

CUSIP No. 29076N 20 6	13D

JOINT FILING AGREEMENT

 Dated as of May 5, 2003
This will confirm the agreement by and among all the undersigned that the Schedule 13D filed on or about this date and any amendments thereto (the "Schedule 13D") with respect to beneficial ownership by the undersigned of shares of the Common Stock, par value $0.001 per share, of eMagin Corporation is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Act").  Each of the undersigned persons hereby disclaims being a member of a group and also disclaims beneficial ownership of the securities in eMagin Corporation beneficially owned and/or held by the other person.  The information set forth in the Schedule 13D shall not be deemed an admission by either of the undersigned persons that such person is a member of a group or that such person is the beneficial owner of securities beneficially owned and/or held by the other undersigned person for purposes of Sections 13(d) and 13(g) of the Act or any other purpose.
This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
IN WITNESS WHEREOF, each of the undersigned has executed this Agreement as of date first written above.

STILLWATER LLC

By:	/s/ Mortimer D.A. Sackler
Name:	Mortimer D.A. Sackler
Title:	President

GINOLA LIMITED

By:	/s/ Emma de Ste. Croix
Name:	Emma de Ste. Croix
Title:	Alternate Director

EXHIBIT 1